SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
PETROBRAS DISTRIBUIDORA S.A.

PRESS RELEASE

Result of BR Distribuidora Auction and Petrobras’ Capital Increase

(Rio de Janeiro, January 29, 2003). – PETROLEO BRASILEIRO S.A – Petrobras (“Petrobras”), (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company and PETROBRAS DISTRIBUIDORA S.A. (“BR Distribuidora”), wish, in the light of the success of the public offering for the acquisition of shares in exchange for the delisting of BR Distribuidora (“Offering”) and pursuant to CVM Instruction 358, to inform the market and their shareholders as follows:

1.

on January 29, 2003, pursuant to the provisions and purposes of article 16 of CVM Instruction 361, the Tender auction (“Auction”), the vehicle used for the company delisting of BR Distribuidora, was held;

2.

after receiving the Auction statements, within the period of 15 (fifteen) days as from the receiving date of the said schedules and after due verification that all regulations under CVM Instruction 361 have been complied with, the CVM will proceed with the company delisting of BR Distribuidora and then communicate the fact to Bovespa and BR Distribuidora;

3.

As soon as they wish and up to April 29, 2003, BR Distribuidora’s shareholders may contact the following institutions as to the procedure for selling BR Distribuidora’s shares (“Shares under Consideration”) of which they are holders. For this purpose, in accordance with the provisions in item 7 of the Offering notice published on December 30, 2002 (“Notice”) (including the provisions with respect to the adjustment to the exchange ratio, RTR), the said shareholders must go personally, or through a duly constituted proxy, to the head office of the Intermediating or Offering Parties or to the branches of Banco Itaú S.A. at the addresses listed below. BR Distribuidora’s shareholders resident in other locations not listed below, should call to obtain further information:

Addresses of Banco Itaú S.A.

São Paulo (SP)
Rua XV de Novembro, 318 – First Floor
Tel: (011) 3247-5731

Rio de Janeiro (RJ)
Rua 7 de Setembro, 99- Basement/Center
Tel: (021) 2202-2592

Curitiba (PR)
Rua João Negrão, 65
Tel:(041) 320-4128

Porto Alegre (RS)
Rua Sete de Setembro, 746
Tel: (051) 3210-9150

Belo Horizonte (MG)
Rua João Pinheiro, 195 – First Floor
Tel: (031) 3249-3524

Salvador (BA)
Av. Estados Unidos, 50 — 2nd floor — Ed. Sesquicentenário
Tel: (071) 319-8067

Brasilia (DF)
SC Sul Quadra 3 Ed. Dona Angela — mezzanine
Tel: (061) 225-3312

Address of the Intermediating Party

Banco BBA Creditanstalt S.A.
Departamento de Mercado de Capitais
Avenida Paulista 37, 19th floor
São Paulo, SP

Address of Petrobras

Petróleo Brasileiro S.A. — Petrobras
Gerência de Relações com Investidores
Avenida República do Chile 65, 4th floor, Room 401-E
Rio de Janeiro, RJ

4.

in the light of the exchange ratio, RTR, of 0.9427 Petrobras preferred share for each 1,000 Shares under Consideration, pursuant with item 2.4.1 of the Notice and the acceptance of the Offering by BR Distribuidora’s shareholders, holders of 10,467,386,941 Shares under Consideration, the Board of Directors of Petrobras, at a meeting held on January 29, have ratified the issue of 9,866,828 Petrobras Shares at a price of R$ 45.08 per Petrobras Share pursuant to the increase in capital approved at the meeting of the Board of Directors of Petrobras held on November 7, 2002.

The operation’s initial objective was successfully achieved, thanks to the significant support of BR Distribuidora’s minority shareholders and is illustrative of Petrobras’s commitment to strengthening the Brazilian Capital Markets and Corporate Governance.

Rio de Janeiro, January 29, 2003.

João Pinheiro Nogueira Batista
Petrobras CFO and Investor Relations Director

Abelardo de Lima Puccini
BR Distribuidora CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.